EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Macondray Capital Acquisition Corp. I (the “Company”) on Form S-1 of our report dated April 6, 2021, except for Notes 8 and 9, as to which the date is May 14, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Macondray Capital Acquisition Corp. I as of March 16, 2021 and for the period ended from March 15, 2021 (inception) through March 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

May 14, 2021